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                              May 15, 2024

       Richard A. Murphy
       Executive Chair of the Board and Chief Executive Officer
       Enservco Corporation
       14133 County Road 9
       Longmont, CO 80504

                                                        Re: Enservco
Corporation
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed May 1, 2024
                                                            File No. 001-36335

       Dear Richard A. Murphy:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed May 1, 2024

       Proposal No. 2 - Approval of the Issuance of Shares of Common Stock in Connection with the
       Acquisition of Buckshot Trucking, LLC, page 7

   1. We note that in connection with the acquisition of Buckshot Trucking, you will seek to raise a portion or all
of the $3.75 million in cash consideration through the sale and issuance to third
parties of convertible promissory notes. Please clarify if, in addition to the approval of the
issuance of the Equity Shares, you are also seeking approval to issue the shares underlying
the convertible promissory notes expected to be issued in the
                                                        Acquisition Financing.
If so, please unbundle this proposal to allow shareholders to vote separately on the
issuance of the Equity Shares and the Acquisition Financing Shares, and
                                                        provide the information
required by Item 11 of Schedule 14A with respect to the
                                                        Acquisition Financing.
Alternatively, provide us with your analysis as to why you are not required to unbundle
these proposals. Please refer to Exchange Act Rule 14a-4(a)(3), as well as Question 201.01
of the Exchange Act Rule 14a-4(a)(3) Compliance and
                                                        Disclosure
Interpretations.
 Richard A. Murphy
FirstName  LastNameRichard A. Murphy
Enservco Corporation
Comapany
May        NameEnservco Corporation
     15, 2024
May 15,
Page 2 2024 Page 2
FirstName LastName
General

2. We note you are seeking approval for the issuance of shares of Enservco common stock as equity consideration for the acquisition of Buckshot Trucking, LLC. Please revise your preliminary proxy statement to provide the information required by Items 11, 13 and 14 of
         Schedule 14A for this transaction, including financial statements for Buckshot Trucking,
         LLC and pro forma financial information. Alternatively, please provide a detailed legal analysis explaining why you believe you are not required to provide some or all of this information. Please refer to Note A of Schedule 14A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja Majmudar at 202-551-3844 or Karina Dorin at 202-551-3763 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:      Doug Holod